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                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                                 Fair Disclosure
                                                                  April 28, 2004

                      DISAFFILIATION OF AFFILIATED COMPANY

1. Name of Affiliated Company:         M-Commerce, Ltd.
   - Representative:                   Mr. Sang Woo Lee
   - Capital Stock (in KRW):           50,000,000
   - Total Assets (in KRW):            681,946,891
   - Major Business:                   Development of Wireless Internet Business

2. Amount of Disposal (in KRW):                 nil
   - Number of Shares Disposed:                 nil
   - Investment Ratio after Disposal (%):       nil

3. Name of Affiliated Group:    Hanaro Telecom, Inc. ("Hanaro" or the "Company")

4. Number of Affiliated Companies
   - Before:                           5
   - After:                            4

5. Total Assets of Affiliated Companies (KRW)
   - Before:                   3,402,229,419,379
   - After:                    3,401,547,472,488

6. Reasons for Disposal:               N/A

7. Date of Change:               April 28, 2004

8. Others
>  The Fair Trade Commission of Korea sent a notice to Hanaro that pursuant to
   Article 14-2 of Monopoly Regulation and Fair Trade Act, M-Commerce has been disaffiliated from Hanaro on the grounds that the Company is not the major investor in M-Commerce, Ltd. and that it has appointed no director.
> Total assets of affiliated companies before/after are as of the end of the fiscal year 2003.
> Date of change refers to the day on which Hanaro received the notice from the Fair Trade Commission regarding the disaffiliation of M-Commerce, Ltd.